EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS MASTER FUND, LLC
225 High Ridge Road
Stamford, CT  06905

November 19, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Laura Hatch, Esq.

Re:         Excelsior Multi-Strategy Hedge Fund of Funds Master Fund, LLC
Registration Statement on Form N-14
(File Nos.: 333-184429 and 811-10083)

Dear Ms. Hatch:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date for the above-referenced Registration Statement on Form N-14 be accelerated so that it will be declared effective on November 20, 2012 or as soon as practicable thereafter.

Please notify Karen Spiegel of Schulte Roth & Zabel LLP, counsel to the undersigned, at (212) 756-2192, as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

EXCELSIOR MULTI-STRATEGY HEDGE FUND OF FUNDS MASTER FUND, LLC

By: /s/ Steven L. Suss
Name:  Steven L. Suss
Title:    Chief Financial Officer